Exhibit 1.1

BEFORE THE UNITED STATES DEPARTMENT OF THE INTERIOR

In the matters of:

Kforce Government Solutions, Inc.	Case No. AIU-EV-BLM-0036-2009

Kforce Global Solutions, Inc.	Case No. AIU-EV-BLM-0041-2009

Bradson Corporation	Case No. AIU-EV-BLM-0043-2009

ADMINISTRATIVE AGREEMENT

This Administrative Agreement (“Agreement”) is entered into and effective this 29th day of December, 2009 (the “Effective Date”) between and among Kforce Government Solutions, Inc., on behalf of itself, Kforce Global Solutions, Inc., and Bradson Corporation (collectively, “KGS” or “the Company”) and the U.S. Department of the Interior (“DOI”).

I. PREAMBLE

A. KGS assists federal agencies with solutions and services in information technology, finance and accounting, healthcare informatics, intelligence, Data Confidence, and business transformation. KGS’s customers include United States government agencies and instrumentalities, and KGS supports U.S. military operations in various locations around the world.

B. In 2006-2007, KGS merged with Bradson Corporation, an established provider of services to federal agencies in finance and accounting, program management and performance management.

C. Kforce Global Solutions, Inc. is a sister company of KGS; both companies are owned by Kforce Government Holdings, Inc. KGS represents that Kforce Global Solutions, Inc. does not engage in federal government contracting. Kforce, Inc. is the parent company of all of the above-named companies.

D. On December 18, 2009, KGS, Kforce Global Solutions, Inc., and Bradson Corporation received notices of proposed debarment from the DOI.

E. The DOI proposed to debar KGS based on the actions of Thomas Denneny, a Senior Vice President of KGS, who prepared a Statement of Work (“SOW”) in 2008 that subsequently became the basis for Bureau of Land Management (“BLM”) Task Order No. PAD086083. Mr. Denneny prepared the SOW in the absence of a contract with BLM for that work. The DOI also based the action on the fact that KGS subsequently bid on and was awarded the BLM task order in violation of 48 C.F.R. § 9.505-2(a)(1). The Task Order was for a fixed price of $78,892.32.

F. The DOI also proposed to debar Mr. Denneny based on these actions.

G. The DOI proposed to debar Kforce Global Solutions, Inc. and Bradson Corporation as affiliates of KGS.

H. In or about January, 2009, KGS became aware that the DOI Office of Inspector General (“DOI OIG”) was conducting an investigation into the Contract. KGS responded cooperatively with that investigation. It produced documents and made its personnel, including Mr. Denneny, available for interviews in February, 2009 and again in September, 2009.

I. After receiving the notice of proposed debarment, KGS represents that it suspended Mr. Denneny the next business day, December 21, 2009, pending the outcome of these proceedings.

J. In order to ensure the DOI of its present responsibility as a government contractor, KGS agrees to take the remedial actions specified in this Agreement.

K. The DOI has determined that, in light of all the facts and circumstances now available, including the information provided by KGS in response to the notices of proposed debarment regarding actions taken and additional actions agreed to be undertaken by KGS as specified in the terms and conditions of this Agreement, adequate assurance exists that KGS will conduct its future dealings with the federal government with the high degree of honesty and integrity required of a federal government contractor or non-procurement program participant and that debarment of KGS is not necessary at this time to protect federal government interests.

NOW THEREFORE, the parties agree as follows:

II. TERMS and CONDITIONS

1. Term. The period of this Agreement shall be three (3) years from its Effective Date. The Effective Date shall be the date this Agreement is signed by Debra E. Sonderman, Director, Office of Acquisition and Property Management, who also serves as the DOI’s Suspending and Debarring Official.

2. Termination of Proposed Debarment of KGS and Affiliated Companies. Effective upon the execution of this Agreement, the proposed debarment of KGS, Kforce Global Solutions, Inc., and Bradson Corporation shall be terminated by the Suspending and Debarring Official. The Suspending and Debarring Official agrees to promptly remove the names of the above companies from the Excluded Parties List System.

3. Employment of Thomas Denneny. KGS agrees to exclude Mr. Denneny from serving as an agent, representative, or principal, including being a key employee, for purpose of the performance of any federal procurement and non-procurement award pending the outcome of his debarment proceeding and during any period of debarment that may be imposed by the Suspending and Debarring Official. If and when Mr. Denneny again is eligible to participate in federal government procurement and non-procurement and the Company decides to employ him, it will do so only after he has received the full training related to federal procurement referenced in paragraph 5 and the Company is satisfied that he will comply with those rules.

4. Refund Profits from the Contract. The Company shall refund to the DOI all profits from the Contract.

5. Compliance and Ethics Program. KGS will enhance its existing compliance and ethics program. Specifically, KGS shall employ an outside contractor, who is approved by the DOI, to conduct full-day training sessions on laws and regulations applicable to government contractors. These training sessions shall be attended by all KGS managers and employees involved in the procurement or management of federally funded work. Other employees directly or indirectly performing services in connection with federally funded work will receive appropriate training on the KGS Ethics and Compliance Program. In addition, KGS will conduct special, supplementary training in January 2010 on procurement integrity and conflicts of interest, and thereafter will conduct quarterly seminars focused primarily on the compliance aspects of federal contracting. These supplementary training sessions shall be attended by all KGS managers and employees involved in the procurement or management of federally funded work. KGS will continue its practice of distributing its corporate ethics and procurement integrity policy (or any updates thereto) to all employees and managers, and requiring that each of its employees and managers certify that he or she (i) has received a copy of the policy, and (ii) has been advised that compliance with the policy is a condition of continued KGS employment (to the extent permitted by law). All newly hired employees and managers shall receive compliance and ethics program training (which may be tailored to their function) within sixty (60) days of the commencement of their employment with KGS. The Company will also include compliance with the ethics and procurement integrity policy as an element of the KGS annual manager and employee performance review. Within ten (10) business days of the Effective Date of this Agreement, KGS will submit a training schedule to the DOI and DOI OIG setting forth the dates for the supplementary and quarterly training referenced above, the level of responsibility of the managers and employees who will be trained, and where the training will take place.

6. Hotline. KGS will implement a toll-free, dedicated hotline to report suspected misconduct relating to federal procurement. KGS will publicize the toll-free number of its hotline to all of its employees. KGS will not permit retaliation against those who report suspected misconduct and will advise its employees of this policy. KGS will publicize to all of its employees the FAR Mandatory Disclosure Rule which requires federal government contractors to timely disclose to the contracting agency’s Office of Inspector General (providing a copy to the contracting officer) whenever, in connection with the award, performance, or closeout of a government contract, the contractor has credible evidence that a principal, employee, agent, or subcontractor has committed a violation of federal criminal law involving fraud, conflict of interest, bribery, or improper gratuity violations found in Title 18 of the United States Code, or a violation of the False Claims Act found at 31 U.S.C. 3729-3733. KGS will publicize to all of its employees that this disclosure requirement applies until three years after final payment on the contract.

7. OIG Fraud Awareness Training. KGS agrees to permit DOI OIG to conduct fraud awareness training at KGS as necessary for the duration of this Agreement. These training sessions shall be attended by all KGS managers and employees involved in the procurement or management of federally funded work. This training shall be provided at no cost to KGS.

8. Compliance Officer. KGS shall appoint a new Compliance Officer subject to the approval of the DOI. The Compliance Officer shall be the Federal Services Counsel of Kforce, Inc., who reports directly to the General Counsel of Kforce, Inc. The Compliance Officer shall be responsible for monitoring compliance with (i) the Corporate Ethics and Procurement Integrity Policy and (ii) this Agreement. The Compliance Officer shall maintain a confidential record that identifies all contacts made to the toll-free hotline and all matters reported to the Compliance Officer. The record shall include, at a minimum, the nature of the reported conduct, the results of the internal investigation, and any corrective action taken by KGS. The Compliance Officer will report to the Board of Directors, at least twice a year, concerning the compliance program and the Company’s adherence to this Agreement. The Compliance Officer shall be available to the DOI or DOI OIG to respond to inquiries with regard to KGS’s compliance with the Corporate Ethics and Procurement Integrity Policy and any of the requirements of this Agreement.

9. Reporting. KGS shall submit a semi-annual written report to the DOI Suspending and Debarring Official and DOI OIG. In each report, KGS shall describe the measures it has taken to comply with this Agreement. Each report shall include:

(i)	Compliance and ethics training conducted and the number of persons who attended;

(ii)	Informal notifications or initiatives related to the compliance program;

(iii)	Any significant changes in the directives, instructions, or procedures implemented in furtherance of KGS’s Corporate Ethics and Procurement Integrity Policy, or any successor policy;

(iv)	The status of any federal or state investigation or audit of KGS’s own conduct or conduct by its principals, employees and/or former employees that might be imputed to KGS, or legal proceedings related to such investigation resulting in search warrants, subpoenas, criminal charges, or civil agreements;

(v)	A listing of DCAA audits and related actions (routine or otherwise) during the period;

(vi)	Hotline activity and other investigations by the Compliance Officer. The report shall summarize all contacts made to the hotline, and all other instances of misconduct reported to the Compliance Officer. The report shall include, at a minimum, the nature of the reported or suspected misconduct, the results of the internal investigation, and any corrective action taken by the Company. Subject to the attorney-client privilege and reporting party confidentiality, details on each case shall be made available to the DOI upon request; and

(vii)	Any other information required by this Agreement.

10. Third-Party Monitor. KGS shall hire an independent third-party monitor mutually agreed upon by KGS and the DOI. The Third-Party Monitor shall monitor KGS’s compliance with the terms of this Agreement and shall be engaged by KGS for the duration of this Agreement. As reasonably necessary for the purpose of verifying and evaluating KGS’s compliance with the terms of this Agreement, the Third-Party Monitor shall examine KGS’s books, records, and other documents and supporting materials. Such materials shall be made available by KGS during normal business hours for inspection and review. For purposes of this paragraph, the Third-Party Monitor may interview any KGS employee or manager who consents to be interviewed, at the employee’s or manager’s place of business during normal business hours or at such other place and time as may be mutually agreed between the employee or manager and the Third-Party Monitor. The Third-Party Monitor shall make semi-annual reports to the DOI, DOI OIG, and KGS to verify KGS’s compliance with the terms of this Agreement. The Third-Party Monitor shall also make other reports to DOI, DOI OIG, and KGS as necessary and/or be available to respond to inquiries as necessary.

11. Documentation. KGS shall maintain documentation sufficient to demonstrate compliance with the requirements of this Agreement.

12. Government Investigations and Audits. In addition to the periodic written reports required under paragraph 9, KGS shall notify the DOI and DOI OIG within five (5) business days of the time KGS learns of (a) the initiation of any criminal or civil investigation into KGS’s conduct by any governmental entity; (b) the service of subpoenas of which KGS is the subject that relate to the responsibility of KGS as a contractor, (c) the service of search warrants and/or searches of which KGS is the subject, (d) the criminal indictment of KGS or any of its officers, and (e) the initiation of any non-routine audit of KGS by any federal agency (for example, routine Defense Contract Audit Agency audits need not be reported under this paragraph).

13. Similar Misconduct. If, during the course of this Agreement, KGS learns that the employee misconduct or similar misconduct that occurred on the BLM procurement in question also occurred on other federal contracts or non-procurement transactions, KGS will promptly notify the Suspending and Debarring Official as well as the subject agency’s Office of Inspector General, or responsible investigating authority, of the discovery. KGS will also perform an inquiry to determine if Mr. Denneny, or any other KGS employee, engaged in any similar activity in violation of 48 C.F.R. § 9.505-2(a)(1), with any BLM employee, to include Ms. Betty Buxton, in the award of any prior contracts, to include the award of a contract involving the Southern Nevada Public Land Management Act. KGS will provide a report to the Suspending and Debarring Official and DOI OIG within three (3) months from the Effective Date of this Agreement concerning the actions taken in order to perform this inquiry, and the results of the inquiry.

14. Employment of Excluded Parties. KGS will develop an internal policy that the Company shall not knowingly hire an individual who is suspended or debarred or otherwise declared ineligible for federal programs to work as an agent, representative, or principal, including being a key employee, for purpose of the performance of any federal procurement and non-procurement award. In order to carry out the policy, KGS shall review the Excluded Parties List System (http://www.epls.gov) in connection with any new hire.

15. Release. KGS hereby releases the DOI, its agents and employees in their official and personal capacities of any and all liability or claims arising out of or related to the DOI OIG investigation, the notice of proposed debarment, and the discussions leading to this Agreement.

16. Unallowable Costs. All costs defined in FAR part 31.205-47 by or on behalf of KGS in performance of this Agreement, or associated with the monitoring of this Agreement by the Third-Party Monitor, and all costs incurred by KGS in negotiating, implementing, and abiding by the terms of this Agreement, other than the costs associated with KGS’s Compliance and Ethics Program, shall be deemed unallowable costs, whether direct or indirect, for government contract purposes. In addition, all costs associated with the performance of BLM Task Order PAD086083 will be deemed unallowable costs. KGS agrees to account for these unallowable amounts separately by identifying any such costs incurred through (i) accounting records to the extent possible; (ii) memoranda, including diaries and logs, regardless of whether such records are part of official Company documentation where accounting records are not available; or (iii) through good-faith itemized estimates where no other accounting basis is available.

17. Successors and Assigns. The terms, conditions, and obligations of this Agreement shall survive the reorganization of KGS’s corporate structure and shall be fully binding upon any organization which is a successor in interest or an assign to substantially all of the assets or shares of KGS. The Successor or Purchaser may request that the Suspending and Debarring Official review the need for continuation of the terms and obligations of this Agreement.

18. Implementation by KGS. KGS shall implement all provisions of this Agreement including its Ethics and Compliance Conduct Program with respect to any business that KGS acquires or establishes after the Effective Date of this Agreement, within sixty (60) calendar days following completion of such acquisition or establishment.

19. Cooperation by KGS. When requested, KGS shall cooperate fully with any investigation of suspected wrongdoing involving KGS’s operations or activities and shall encourage present and past employees of KGS to make a full and candid disclosure of their personal knowledge of the facts and circumstances of any such suspected wrongdoing.

20. Representations. KGS represents that all written materials and other information supplied to the DOI by the Company’s authorized representatives during the course of discussions preceding this Agreement are true and accurate to the best information and belief of the KGS signatory to this Agreement. KGS understands that this Agreement is executed on behalf of the DOI in reliance upon the truth and accuracy of all such representations.

21. No Waiver. Nothing in this Agreement limits the DOI or any other federal agency from initiating administrative actions, including suspension or debarment, should information indicating the propriety of such action come to the attention of the DOI Suspending and Debarment Official or any other federal agency.

22. Breach. KGS and the DOI agree that the causes for debarment survive the execution of this Agreement and the DOI may initiate debarment proceedings against KGS on these grounds if there is a material breach of this Agreement. KGS and the DOI agree that repeated violations of non-material provisions of this Agreement may cumulatively become a material breach of this Agreement. The DOI’s Suspending and Debarring Official will provide written notice to KGS of any alleged failure to meet its material obligations under the terms of this Agreement. If KGS fails to submit an acceptable plan of corrective action to the Suspending and Debarring Official within fifteen (15) calendar days of receipt of such notice, or as otherwise permitted by the Suspending and Debarring Official, the DOI may initiate debarment proceedings against KGS and any affiliates.

23. Thomas Denneny Proposed Debarment. If at any time during the course of the proposed debarment proceedings of Thomas Denneny new information is received by the Suspending and Debarring Official that constitutes a separate cause for action against KGS or enlarges exposure to the federal government, the Suspending and Debarring Official retains all powers under the federal regulations to reinstate the proposed debarment of KGS and any affiliates in accordance with those regulations. The DOI will provide written notice to KGS of any new information that constitutes a separate cause for action against KGS or that enlarges exposure to the federal government. If KGS fails to submit an acceptable plan of corrective action to the Suspending and Debarring Official within fifteen (15) calendar days of receipt of such notice, or as otherwise permitted by the Suspending and Debarring Official, the DOI may initiate debarment proceedings against KGS and any affiliates.

24. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether oral or written, related to the subject matter hereof.

25. Authority of the United States. The provisions of this Agreement in no way alter or diminish the rights and responsibilities of the United States to carry out its lawful functions in any proper manner.

26. Authorized Signatories. The signatory of each party is fully authorized to execute this Agreement and represents that he or she has the authority to bind the DOI or KGS, as the case may be.

27. Severability. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect other provisions of this Agreement.

28. Notices. Any notices or information required hereunder shall be in writing and delivered by facsimile with receipt or mailed by registered or certified mail, postage prepaid, as follows:

If to KGS, to:	Larry Grant
President
Kforce Government Solutions, Inc.
2750 Prosperity Avenue
Suite 300
Fairfax, VA 22031

William S. Josey
General Counsel
Kforce, Inc.
1001 East Palm Avenue
Tampa, FL 33605

If to the DOI, to:	Debra E. Sonderman, Director
Office of Acquisition and Property Management
U.S. Department of the Interior
1849 C Street, NW
Washington, DC 20240

Stanley Stocker, Compliance Specialist for Acquisition Integrity
Recovery Oversight Office
Office of Inspector General
U.S. Department of the Interior
1849 C Street, NW
Washington, DC 20240

Or such other address as any party shall have designated by notice in writing to the other party.

29. Public Document. This Agreement, including all attachments, is a public document.

30. Contractor Past Performance Databases. DOI reserves the right to include the information concerning the misconduct that served as the basis for the proposed debarment of KGS in any federal government database concerning contractor past performance, for example, the Past Performance Information Retrieval System.

31. Headings. Section and paragraph headings are intended for the convenience of the parties and are not to be used to interpret this Agreement.

32. Amendment. This Agreement may be amended or modified only by a written document signed by both parties.

33. Certification. By signature hereto, the individual executing this Agreement on behalf of KGS certifies that he understands that the provisions of 18 U.S.C. 1001 are applicable to the statements and representations contained herein.

34. Execution. This Agreement may be executed in counterparts which, taken together, shall have the same force and effect as a single instrument, and executed copies may be delivered electronically or via facsimile, with originals to follow as soon as practicable.

KFORCE GOVERNMENT SOLUTIONS, INC.

By:	/s/ Larry Grant
Larry Grant
Title:	President
Kforce Government Solutions, Inc.
Date:	December 29, 2009

KFORCE, INC. as to Paragraph 8

By:	/s/ David L. Dunkel
David L. Dunkel
Title:	Chief Executive Officer
Kforce, Inc.
Date:	December 29, 2009

U.S. DEPARTMENT OF INTERIOR

By:	/s/ Debra E. Sonderman
Debra E. Sonderman
Title:	Director
Office of Acquisition and Property Management
Date:	December 29, 2009